UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2021

ALEXION PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-27756	13-3648318
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

121 Seaport Boulevard, Boston, Massachusetts 02210
(Address of principal executive offices, including zip code)

(475) 230-2596
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALXN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on December 12, 2020, Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca (“Bidco”), Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”) and Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”).  On the terms and subject to the conditions set forth in the Merger Agreement, (1) Merger Sub I will merge with and into Alexion (the “First Merger”) with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger, Alexion will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Transaction”) with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca. On April 13, 2021, Alexion filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the Transaction (the “Definitive Proxy Statement”).

In connection with the Transaction, nine complaints have been filed by purported Alexion stockholders against Alexion and its current or former directors, and, in certain cases, AstraZeneca and the Merger Subs. The complaints are captioned Votto v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02067 (S.D.N.Y); Wang v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02095 (S.D.N.Y.); Wei v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02100 (S.D.N.Y.); Naquin v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02119 (S.D.N.Y.); Raul v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02238 (S.D.N.Y.); Parshall v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02670 (S.D.N.Y.); Davis v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-01429 (E.D.N.Y.); Kent v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-00441 (D. Del.); McKenzie v. Alexion Pharmaceuticals, Inc., et al., No. 2:21-cv-01515 (E.D. Pa.) (collectively, the “Transaction Litigation”). The complaints generally allege that the preliminary registration statement filed with the SEC on February 19, 2021, omitted certain allegedly material information in connection with the Transaction, and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the Transaction and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. The lawsuits seek various remedies, including enjoining the consummation of the Transaction unless certain allegedly material information is disclosed, directing dissemination of additional allegedly material disclosures, rescission of the transaction, or rescissory damages in the event the Transaction is consummated without such disclosures, and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss.

Alexion and AstraZeneca deny the allegations in the Transaction Litigation and deny any alleged violations of law or any legal or equitable duty. The defendants believe that the claims asserted in the Transaction Litigation are without merit and no additional disclosures are required under applicable law.  However, in order to avoid the risk of the Transaction Litigation delaying or adversely affecting the Transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants have determined to voluntarily make the following supplemental disclosures to the Proxy Statement, as described in this Current Report on Form 8-K.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the defendants specifically deny all allegations in the Transaction Litigation that any additional disclosure was or is required.

Supplemental Disclosures to the Proxy Statement in Connection with the Transaction Litigation

The following disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety.  All page references are to the Proxy Statement and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

The section of the Definitive Proxy Statement entitled “THE MERGER PROPOSAL—Opinion of Alexion’s Financial Advisor—Summary of Material Financial Analyses of Alexion” is amended and supplemented as follows:

The last paragraph on page 66 and the first full paragraph on page 67 of the Definitive Proxy Statement under the subheading “Selected Publicly Traded Companies Analysis” are hereby amended and restated in their entirety to read as follows:

BofA Securities reviewed publicly available financial and stock market information of the seven selected publicly traded companies in the biopharmaceutical industry set forth in the table below.

BofA Securities reviewed, among other things, the closing price per share for each selected company as of December 11, 2020, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings per share (‘‘EPS’’) for the applicable company unburdened by stock based compensation and amortization of purchased intangibles (such EPS, unburdened by stock based compensation and amortization of purchased intangibles, is referred to in this section as ‘‘Non-GAAP EPS,’’ and such multiples are referred to in this section as ‘‘2021E Price/ Non-GAAP EPS’’ and ‘‘2022E Price/ Non-GAAP EPS’’). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of December 11, 2020. The overall low to high 2021E Price/ Non-GAAP EPS multiples observed for the selected companies were 8.1x to 16.4x (with a mean of 11.1x and median of 9.6x). The results of this review were as follows:

Selected Company	2021E Price / Non-GAAP EPS	2022E Price / Non-GAAP EPS
AbbVie Inc.	8.4x	7.6x
Bristol-Myers Squibb Company	8.1x	7.4x
Amgen, Inc.	13.3x	12.4x
Gilead Sciences, Inc.	9.2x	9.3x
Regeneron Pharmaceuticals Inc.	12.9x	12.2x
Biogen Inc.	9.6x	9.8x
UCB SA	16.4x	14.3x
Mean	11.1x	10.4x
Median	9.6x	9.8x

The first table and second paragraph on page 68 of the Definitive Proxy Statement under the subheading “Selected Precedent Transactions Analysis” are hereby amended and restated in their entirety to read as follows:

For each of these transactions, BofA Securities reviewed the enterprise values implied for each target company based on the consideration paid in the selected transaction, as multiples of estimates of the target company’s earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) (unburdened by stock-based compensation), for the calendar year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the calendar year following the calendar year in which the applicable transaction was announced if the transaction was announced after June 30, or ‘‘CY EBITDA,’’ and based on publicly available information at that time.

Date Announced	Target	Acquiror	Enterprise Value / CY EBITDA
06/25/19	Allergan plc	AbbVie Inc.	10.9x
01/03/19	Celgene Corporation	Bristol-Myers Squibb Company	8.7x
05/08/18	Shire plc	Takeda Pharmaceutical Company Limited	11.6x
01/26/17	Actelion Ltd	Johnson & Johnson	28.2x
01/11/16	Baxalta Incorporated	Shire plc	14.5x
11/17/14	Allergan plc	Actavis plc	16.6x
02/16/11	Genzyme Corporation	Sanofi-aventis	6.9x
03/12/09	Genentech, Inc.	Roche Holdings, Inc.	14.4x
03/09/09	Schering-Plough Corporation	Merck & Co., Inc.	10.6x
01/25/09	Wyeth	Pfizer Inc.	8.0x
Top Quartile:			14.5x
Median:			11.3x
Bottom Quartile:			9.8x

The third full paragraph on page 68 of the Definitive Proxy Statement under the subheading “Selected Precedent Transactions Analysis” is hereby amended and supplemented as follows (with new text underlined and bold):

Based on BofA Securities’ review of the enterprise values to EBITDA multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to EBITDA multiple reference range of 9.5x to 14.5x to Alexion management’s estimate of Alexion’s calendar year 2021 EBITDA (unburdened by stock-based compensation), as reflected in the Alexion management unaudited PTRS Alexion projections, to calculate a range of implied enterprise values for Alexion. BofA Securities then calculated an implied equity value reference range per share of Alexion common stock (rounded to the nearest $1.00) for Alexion by subtracting from this range of implied enterprise values the net debt of Alexion as of September 30, 2020 of $295 million, as reflected in Alexion public filings, and dividing the result by a number of fully-diluted shares of Alexion common stock outstanding as of December 9, 2020 (calculated on a treasury stock method basis, based on information provided by the management of Alexion). This analysis indicated the following approximate implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:

The first full paragraph on page 69 of the Definitive Proxy Statement under the subheading “Discounted Cash Flow Analysis” is hereby amended and supplemented as follows (with new text underlined and bold):

BofA Securities performed a discounted cash flow analysis of Alexion to calculate a range of implied present values per share of Alexion common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows Alexion was expected to generate over the period from September 30, 2020 through December 31, 2040 based on the Alexion management unaudited PTRS Alexion projections. Per Alexion management guidance, the analysis assumed no cash flows and terminal value for Alexion beyond 2040. The cash flows were discounted to present value as of September 30, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.0% to 9.5%, which was based on an estimate of Alexion’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00) for Alexion by deducting from this range of present values, Alexion’s net debt as of September 30, 2020 of $295 million, as reflected in Alexion public filings and dividing the result by a number of fully-diluted shares of Alexion common stock outstanding (calculated on a treasury stock method basis, based on information provided by the management of Alexion). This analysis indicated the following approximate implied equity value reference range per share of Alexion common stock (rounded to the nearest $1.00) for Alexion, as compared to the implied merger consideration value:

The second and third bullet points on page 70 of the Definitive Proxy Statement under the subheading “Other Factors” are hereby amended and supplemented as follows (with new text underlined and bold and deleted text struck through):

•
Wall Street Analysts Price Targets. BofA Securities reviewed ~~certain~~ publicly available equity research analyst price targets of twenty Wall Street research analysts for the shares of Alexion common stock available as of December 11, 2020, and noted that the range of such price targets discounted by one year at Alexion’s estimated mid-point cost of equity of 8.25% and rounded to the nearest $1.00) was $110 to $165.

•
Premia Paid Analysis. BofA Securities reviewed, among other things, the premia paid in twenty two selected public company pharmaceutical and biopharmaceutical acquisitions in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) highest closing share price during the 52-week period prior to announcement of the applicable transaction (referred to in this section as the ‘‘52-Week High’’). The 25th percentile, median and 75th percentile premia to the closing price on the day prior to announcement of the selected transactions were observed to be 38%, 47% and 65%, respectively. The 25th percentile, median and 75th percentile premia to the 52-Week High closing share price of the selected transactions were observed to be 10%, 32% and 57%, respectively. The 25th percentile, median and 75th percentile premia to the closing price on the day prior to announcement of the selected mixed consideration transactions were observed to be 34%, 39% and 54%, respectively. The 25th percentile, median and 75th percentile premia to the 52-Week High closing share price of the selected mixed consideration transactions were observed to be 1%, 6% and 36%, respectively. Based on this review, BofA Securities applied (i) an illustrative premia reference range of 30% to 55% to the closing price per share of Alexion common stock on December 11, 2020, and (ii) an illustrative premia reference range of 5% to 35% to the 52-Week High of the shares of Alexion common stock as of December 11, 2020, to derive approximate implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00) for Alexion, of $157 to $188 and $134 to $173, respectively.

The section of the Definitive Proxy Statement entitled “THE MERGER PROPOSAL—Opinion of Alexion’s Financial Advisor—Summary of Material Financial Analyses of AstraZeneca” is amended and supplemented as follows:

The first and second paragraphs on page 71 of the Definitive Proxy Statement under the subheading “Selected Publicly Traded Companies Analysis” are hereby amended and restated in its entirety to read as follows:

BofA Securities reviewed publicly available financial and stock market information of ten selected publicly traded companies in the pharmaceutical and biopharmaceutical industry set forth in the table below.

BofA Securities reviewed, among other things, the closing price per share for each selected company as of December 11, 2020, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 EPS for the applicable company (burdened by stock-based compensation and unburdened by amortization of purchased intangibles). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of December 11, 2020. The results of this review were as follows:

Selected Company	2021E Price / EPS	2022E Price / EPS
Johnson & Johnson	17.8x	16.3x
Roche Holding AG	15.1x	14.2x
Pfizer Inc.	14.4x	14.0x
Merck & Co., Inc.	14.4x	13.8x
Novartis AG	15.0x	13.9x
Novo Nordisk A/S	21.6x	19.6x
Eli Lilly and Company	19.9x	18.5x
Sanofi-aventis	12.8x	11.4x
GlaxoSmithKline plc	13.0x	12.1x
Vertex, Inc.	23.5x	20.8x
Mean	16.8x	15.5x
Median	15.0x	14.1x

The first full paragraph on page 72 of the Definitive Proxy Statement under the subheading “Discounted Cash Flow Analysis” is hereby amended and supplemented as follows (with new text underlined and bold):

BofA Securities performed a discounted cash flow analysis of AstraZeneca to calculate a range of implied present values per AstraZeneca ADS utilizing estimates of the standalone, unlevered, after-tax free cash flows AstraZeneca was expected to generate over the period from September 30, 2020 through December 31, 2030 based on the Alexion management unaudited AstraZeneca projections. BofA Securities calculated terminal values for AstraZeneca by applying a range of perpetuity growth rates of negative 3.0% to positive 1.0% based on Alexion management guidance, to the terminal year cash flows. The cash flows and the terminal year values were discounted to present value as of September 30, 2020, utilizing mid-year discounting convention, and using discount rates ranging from 6.0% to 7.5%, which were based on an estimate of AstraZeneca’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per AstraZeneca ADS (rounded to the nearest $1.00) for AstraZeneca by deducting from this range of present values AstraZeneca’s net debt as of September 30, 2020 of $15,185 million, as reflected in AstraZeneca public filings and dividing the result by a number of fully-diluted AstraZeneca ordinary shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of AstraZeneca and Alexion). This analysis indicated the following approximate implied equity value reference range per AstraZeneca ADS (based on there being 0.5 of an AstraZeneca ordinary share underlying each AstraZeneca ADS and rounded to the nearest $1.00) for AstraZeneca, as compared to the closing price of the AstraZeneca ADSs on December 11, 2020 of $54.27:

The second bullet point on page 72 of the Definitive Proxy Statement under the subheading “Other Factors” is hereby amended and supplemented as follows (with new text underlined and bold and deleted text struck through):

•
Wall Street Analysts Price Targets. BofA Securities reviewed ~~certain~~ publicly available equity research analyst price targets of twenty Wall Street research analysts for the AstraZeneca ordinary shares available as of December 11, 2020, and noted that the range of such price targets (discounted by one year at AstraZeneca’s estimated mid-point cost of equity of 6.75% and assuming 0.757 GBP / USD exchange rate and rounded to the nearest $1.0) was $45 to $74.

Additional Information and Where to Find It

In connection with AstraZeneca’s proposed acquisition of Alexion (the “proposed transaction”), AstraZeneca filed with the SEC a registration statement on Form F-4 which includes a proxy statement of Alexion and a prospectus of AstraZeneca. The registration statement was declared effective by the SEC on April 12, 2021, and mailing of the definitive joint proxy statement/prospectus to the shareholders of Alexion occurred on or about April 12, 2021. Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents containing important information about Alexion, AstraZeneca and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com. Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s shareholders in connection with the proposed transaction. Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC. Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC on April 12, 2021 and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer Or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control. Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control. These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Doug Barry
	Name:	Doug Barry
	Title:	Vice President, Corporate Law

Date: May 4, 2021